Mail Stop 4561

December 3, 2007

Eric Stoppenhagen
Interim President
Landbank Group, Inc.
7030 Hayvenhurst Avenue
Van Nuys, CA 91406

Re: Landbank Group, Inc.
Preliminary Proxy Statement on Schedule 14C
Registration No. 0-52315
Filed on November 23, 2007

Dear Mr. Stoppenhagen:

This is to advise you that we have reviewed your Preliminary Proxy Statement on Schedule 14C, filed on November 23, 2007, and have the following comment:

Proposal 2: The Securities Exchange Agreement and LLC Transfer

Please revise your disclosure to clearly state what you will receive in exchange for the transfer of substantially all of your assets to Landbank Acquisition LLC. Refer to Item 14(a)(4) of Schedule 14A. In addition, please disclose the interests of your officers and directors in the sale of assets to Landbank Acquisition LLC.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director